UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Fiserv, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

337738108
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Richard A. Fenyes
Kathryn King Sudol
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
New Omaha Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
NAMES OF REPORTING PERSONS
New Omaha Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Associates 2006 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,300,667

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,300,667

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
85,300,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
85,300,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
85,300,667

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
85,300,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,300,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Fiserv, Inc., a Wisconsin corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 7, 2019, as amended by Amendment No. 1 to Schedule 13D filed on September 9, 2019 and Amendment No. 2 to Schedule 13D filed on August 21, 2020 (as amended, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

This Amendment No. 3 is being filed by:

(i)	New Omaha Holdings L.P., a Delaware limited partnership;
(ii)	New Omaha Holdings LLC, a Delaware limited liability company;
(iii)	KKR 2006 Fund L.P., a Delaware limited partnership;
(iv)	KKR Associates 2006 L.P., a Delaware limited partnership;
(v)	KKR 2006 GP LLC, a Delaware limited liability company;
(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(vii)	KKR Group Holdings Corp., a Delaware corporation;
(viii)	KKR & Co. Inc., a Delaware corporation;
(ix)	KKR Management LLP, a Delaware limited liability partnership;
(x)	Henry R. Kravis, a United States citizen; and
(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 9, 2020, New Omaha Holdings L.P., as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with KKR

Capital Markets LLC, as representative, and the other several underwriters named therein (the “Underwriters”), providing for the offer and sale of 17,500,000 shares of Common Stock by New Omaha Holdings L.P. (the “December 2020 Offering”), and purchase by the Underwriters of the shares of Common Stock at a price of $110.04 per share of Common Stock. Pursuant to the Underwriting Agreement, New Omaha Holdings L.P. also granted to the Underwriters a 30-day option to purchase up to an additional 2,625,000 shares of Common Stock.  The December 2020 Offering, including the exercise of the Underwriters’ option to purchase the full amount of the 2,625,00 additional shares, closed on December 14, 2020.  The December 2020 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-227436), as supplemented by a prospectus supplement dated December 9, 2020 (the “December 2020 Prospectus Supplement”). As part of the December 2020 Offering, the Issuer repurchased from the Underwriters 1,817,520 shares of the Common Stock that were subject to the December 2020 Offering at a price per share equal to the price per share to be paid by the Underwriters to New Omaha Holdings L.P. in the December 2020 Offering (the “December 2020 Share Repurchase”).

Pursuant to the Underwriting Agreement, New Omaha Holdings L.P. has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters pursuant to which it has agreed with the Underwriters, subject to customary exceptions, not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from December 9, 2020 continuing through the date 30 days thereafter, except with the prior written consent of the Underwriters. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit I hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 2 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own an aggregate of 85,300,667 shares of Common Stock, which represents, in the aggregate, approximately 12.8% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of beneficial ownership in this Schedule 13D is based on 670,437,918 shares of Common Stock outstanding as of October 23 2020, as set forth in the December 2020 Prospectus Supplement, minus the 1,817,520 shares of Common Stock repurchased by the Issuer in the December 2020 Share Repurchase.

Each of New Omaha Holdings LLC (as the general partner of New Omaha Holdings L.P.), KKR 2006 Fund L.P. (as the sole member of New Omaha Holdings LLC), KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.), KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.), KKR Group Partnership L.P. (as the designated member of KKR 2006 GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group

Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by New Omaha Holdings L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described in the Schedule 13D.

(c) Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

The disclosure under caption “Loan Facility” in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Loan Facility

As previously disclosed, on September 9, 2019, New Omaha Holdings L.P. (“New Omaha”) entered into a Loan Agreement (the “Loan Agreement”) with Citibank, N.A., as administrative agent and lender, and the lenders party thereto from time to time (each, a “Lender”).  Following the closing of the December 2020 Offering, New Omaha intends to repay a portion of the outstanding amounts under the Loan Agreement in an aggregate amount of $325 million, which includes outstanding interest accrued and payable on the principal amount being repaid.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No.	Description
I
Lock-Up Agreement, dated as of December 9, 2020 (incorporated herein by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2020	NEW OMAHA HOLDINGS L.P.

	By:	New Omaha Holdings LLC, its general partner

	By:	/s/ Scott C. Nuttall
		Name:	Scott C. Nuttall
		Title:	President

NEW OMAHA HOLDINGS LLC

By:	/s/ Scott C. Nuttall
	Name:	Scott C. Nuttall
	Title:	President

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact